BioHarvest Sciences to Present at Canaccord Genuity 45th Annual Growth Conference on August 12-14, 2025

Rehovot, Israel – July 23, 2025 – BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today announced that management has been invited to present at the Canaccord Genuity 45th Annual Growth Conference taking place on August 12-14, 2025 in Boston, Massachusetts.

CEO Ilan Sobel is scheduled to host one-on-one meetings with institutional investors throughout the event and will host a live BioHarvest Sciences corporate presentation as shown below.

Canaccord 45th Annual Growth Conference

Date: Tuesday, August 12, 2025

Presentation Time: 11:00 a.m. Eastern time

Location: InterContinental Boston Hotel | Boston, MA

Presentation Link: https://wsw.com/webcast/canaccord108/bhst/2520071

Sobel said: “We continue to build strong momentum across both our consumer and CDMO businesses, enabling us to derive the benefits of continued scaling of our business. I look forward to sharing further details of our growth plan at the Canaccord Growth Conference.”

Online investors are invited to pre-register for the webcast presentation. For more information on the conference, or to schedule a one-on-one meeting with management, please contact MZ Group at BHST@mzgroup.us.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts. Readers are cautioned that future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

BHST@mzgroup.us